

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of RCH Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RCH Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2008.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2020

1

RCH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	197,593
Prepaid Expenses		65,141
Due From Parent		31,624
TOTAL ASSETS	$	294,358

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	2,790
Salaries & Wages Payable		17,137
TOTAL LIABILITIES		19,927
MEMBER'S EQUITY		274,431
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	294,358

See notes to financial statement.

RCH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

Operations – RCH Securities, LLC (the "Company"), a wholly owned subsidiary of Retirement Clearinghouse, LLC (the "Parent"), is a limited liability company that operates as a registered broker dealer. As a registered broker dealer, the Company's principal business is the distribution and servicing of mutual fund-based Individual Retirement Accounts ("IRA") to individual investors that choose to move their qualified savings from a 401(k) or other qualified retirement plan into an IRA. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Agency ("FINRA").

Estimates – The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, the actual amounts could differ from those estimates.

Cash – The Company maintains cash deposits with financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income or loss of the Company is considered income of the members of Retirement Clearinghouse, LLC and no income or loss tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2019.

Subsequent Events – The Company evaluated the effect subsequent events would have on the financial statement through February 27, 2020, which is the date the financial statement was issued.

RCH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $177,666 which was $152,666 in excess of its required net capital of $25,000. The Company had $19,928 in aggregate indebtedness at December 31, 2019 and a net capital ratio of 0.11 to 1.

3. **RELATED PARTY TRANSACTIONS**

The Company's primary purpose is to process certain transactions initiated by the Parent that require the services of a registered broker-dealer. These services can range from providing education regarding an individual's product choices, investment choices, or servicing options to helping investors consolidate assets into retirement products, as well as moving assets from qualified retirement plans to individual retirement products. As of December 31, 2019, $31,624 was due from the Parent. In addition, as of December 31, 2019, amounts due to the Parent included in trade payables amounted to $1,991.

4. **COMMITMENTS AND CONTINGENT LIABILITIES**

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

5. **GUARANTEES**

The Company has issued no guarantees at December 31, 2019 or during the year then ended.